SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
Public company
CVM No. 1761-2
C.N.P.J. No. 02.558.132/0001-69
N.I.R.E. 53.3.000.058.0-0

NOTICE TO SHAREHOLDERS

We hereby notify the Shareholders that the following resolutions were approved at the Extraordinary General Shareholders' Meeting of Tele Centro Oeste Celular Participações S.A. ("Company") held on March 31, 2005:

I – The proposal for reverse split of all shares of the capital stock of the Company, in accordance with the terms of Art. 12 of Law No. 6404/76, under the following conditions:

(i) A resolution was approved for a reverse split of all shares of the capital stock of the Company in the proportion of three thousand (3,000) shares into one (1) share of the same class, whereby the capital stock is now represented by 128,888,325 book-entry shares, with no par value, of which 43,152,889 are common shares and 85,735,436 are preferred shares;

(ii)  The objective of the reverse split is: (1) to adjust the unit quotation value of the shares to a more adequate level from a stock market perspective, since the quotation of the shares in Reais gives greater visibility as compared with the price per lot of one thousand (1,000) shares; (2) to unify the basis for quoting the shares in the national and international markets, since the shares are currently quoted in lots of one thousand (1,000) shares in the national market – São Paulo Stock Exchange ("BOVESPA"), and in lots of three thousand (3,000) shares for each American Depositary Receipt ("ADR") in the international market - New York Stock Exchange ("NYSE"), responding also to a BOVESPA initiative; (3) to reduce operational costs and increase the efficiency of the system for registering information regarding the shareholders of the Company; and (4) to reduce the possibilities of information errors, thus improving the services rendered to the Company's Shareholders;

(iii) The Shareholders will be entitled, during the period from April 1, 2005 until May 3, 2005, in their sole discretion, to adjust their stock positions, by class, into lots of three thousand (3,000) shares, by trading through securities dealers authorized to operate by BOVESPA;

(iv) From May 4, 2005, the shares of the capital stock of the Company will be traded exclusively on a unit basis and will be quoted in Brazilian Reais (R$) per share;

(v) On May 20, 2005, the sum of fractional shares resulting from the reverse split of shares will be sold at an auction on BOVESPA. The fractional shares will be debited from the shareholders' positions before the auction, and the sale proceeds will be made available on May 31, 2005 in the name of each holder of a fractional share, as follows:

(a)  The Shareholders should at a Banco ABN Amro S.A. branch of their choice to receive the amounts corresponding to their fractional shares;

(b)  The amount corresponding to the shareholders who have their shares in custody of CBLC – Brazilian Settlement and Custody Company, will be directly credited to CBLC, which will transfer the amounts to the shareholders through their custodial agents; and

(c)  For those shareholders whose shares are blocked or who do not have an updated record, the amount will be retained by the Company and made available to the applicable shareholder for payment only upon presentation of documentation evidencing the unblocking of the shares or identification for the record, as the case may be.

(iv) From May 4, 2005 each ADR issued by the Company will represent one (1) preferred ahare.

II – The proposal to amend Article 4 of the By-Laws, regarding the authorized capital limit for the Board of Directors to increase the capital stock of the Company, whereby the limit was changed from up to seven hundred billion (700,000,000,000) shares, to up to two hundred and thirty-three million, three hundred and thirty-three thousand, three hundred and thirty-three (233,333,333) shares, either common or preferred, regardless of any amendment to the By-Laws.

III – Proposal for allocation of the Company's shares held in treasury, which on May 3, 2005 represented 5,784,962,596 common shares and 2,087,452 preferred shares, totaling 5,787,050,048 shares, as follows:

(i)  Immediate resale in the market, before the reverse split of shares, of 1,527,046 common shares and 2,087,452 preferred shares resulting from the corporate restructuring involving the Company and the operators controlled thereby, which was carried out in 2004.

(ii) Cancellation of 5,783,435,550 common shares remaining in treasury, after the conclusion of the reverse split to be carried out on May 4, 2005, at which time their number will be reduced to 1,927,811 common shares, without reduction of the capital stock. Under the terms decided by the AGE (Extraordinary General Shareholders' Meeting), the Board of Directors will have the authority to determine the time and conditions under which the shares will be canceled, in order to maintain the current proportion between common and preferred shares of the Company in accordance with the applicable corporate law.

The shares that will be offered in the auction referred to in item I-(v) above, as well as the shares to be re-placed on the market under the terms set forth in item II-(i) above, have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States of America or to any U.S. person (as such term is defined in Regulation S under the Securities Act), unless such securities are registered under the Securities Act or an exception from the registration requirements of the Securities Act applies.

São Paulo, March 31, 2005.

Arcadio Luis Martinez Garcia
Investor Relations Officer
Tele Centro Oeste Celular Participações S.A.

VIVO – Investor Relations
Tel: +55 11 5105-1172
Email: ri@vivo.com.br
Information available from: www.vivo.com.br /ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.